UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
(Rule 13e-100)
(Amendment No.2)
RULE 13e-3 TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
FIRST FREEDOM BANCSHARES, INC.
(Name of Issuer)
FIRST FREEDOM BANCSHARES, INC.
(Name of Person(s) Filing Statement)
Common Stock, Par Value $1.00 Per Share
(Title of Class of Securities)

32029C 103
(CUSIP Number of Class of Securities)

Mary Neil Price
Miller & Martin PLLC
150 4th Avenue North, Suite 1200
Nashville, Tennessee 37219
(615) 744-8480
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)
This statement is filed in connection with (check the appropriate box):
a.	☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. ☐

Check the following box if the filing fee is a final amendment reporting the results of the transaction: ☐
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
*$5,035,610	**$1,007

*	For purposes of calculation of fee only, this amount is based on 594,523 shares (the number of shares of common stock of the Issuer to be converted into Series A Preferred stock or Class A or Class B common stock in the proposed Reclassification) multiplied by $8.47, the book value per share of common stock computed as of June 30, 2008.

**	Determined pursuant to Rule 0-11(b) by multiplying $5,035,610 by 1/50 of 1%.

☑	Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $1,007	Filing Party: First Freedom Bancshares, Inc.

Form or Registration No.:	Date Filed: October 29, 2008
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

INTRODUCTION
     This Amendment No. 2 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed by First Freedom Bancshares, Inc., a Tennessee corporation, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13E-3 thereunder. We are proposing that our shareholders adopt an amendment to our charter that will result in the reclassification of certain shares of our common stock into newly authorized shares of Class A and Class B common stock and Series A Preferred Stock. If the transaction is completed, our shareholders of record who hold between 901 and 2,499 shares of common stock will receive shares of Class A common stock, our shareholders holding between 225 and 900 shares of common stock will receive shares of Class B common stock and our shareholders holding 224 shares or less will receive shares of Series A Preferred Stock, all on the basis of one share of Class A common stock, Class B common stock or Series A Preferred Stock for each share of common stock held by such shareholders. Our shareholders of record who hold 2,500 or more shares of common stock prior to the transaction will continue to hold the same number of shares of common stock following the reclassification transaction. The effect of the transaction will be to reduce the number of shareholders of record of common stock to less than 300, which will allow us to terminate our reporting obligations.
     This Schedule 13E-3 is being filed with the Securities and Exchange Commission concurrently with a definitive proxy statement filed by First Freedom Bancshares, Inc. pursuant to Regulation 14A under the Exchange Act, pursuant to which the holders of the common stock will be given notice of the special meeting at which they will be asked to approve the reclassification transaction, and to transact any other business properly brought before the special meeting. The proxy statement is incorporated by reference to the amended Schedule 14A filed with the Securities and Exchange Commission on January 8, 2009, as may be amended.
     The information contained in the proxy statement is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the proxy statement.
     All parenthetical references under the various Items contained in this Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.

TRANSACTION STATEMENT
ITEM 1. SUMMARY TERM SHEET.
Reg. M-A 1001
     The information set forth in the proxy statement under the captions “SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION — QUESTIONS AND ANSWERS” and “PROPOSALS 2 AND3. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Overview of the Reclassification Transaction” is hereby incorporated herein by reference.
ITEM 2. SUBJECT COMPANY INFORMATION.
Reg. M-A 1002
(a)	The required information is incorporated herein by reference to the section of the proxy statement entitled “SUMMARY TERM SHEET.”

(b)	The information set forth in the proxy statement under the caption “DESCRIPTION OF CAPITAL STOCK — Common Stock” is hereby incorporated herein by reference.

(c)	The information set forth in the proxy statement under the caption “MARKET PRICE OF FIRST FREEDOM BANCSHARES, INC. COMMON STOCK AND DIVIDEND INFORMATION — Market for Common Stock” is hereby incorporated herein by reference.

(d)	The information set forth in the proxy statement under the caption “MARKET PRICE OF FIRST FREEDOM BANCSHARES, INC. COMMON STOCK AND DIVIDEND INFORMATION — Dividends” is hereby incorporated herein by reference.

(e)	Not applicable.

(f)	Not applicable.
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

Reg. M-A 1003(a) through (c)
(a)	The filing person to which this Schedule 13E-3 relates First Freedom Bancshares, Inc. The name, business address and business telephone number of the Company is set forth in Item 2(a) above.

(b)	Not applicable.

(c)	The name and information with respect to each executive officer and director of the Company is set forth in the Proxy Statement under the caption “INFORMATION ABOUT THE COMPANY - Officers and Directors” and such information is incorporated herein by reference.

ITEM 4. TERMS OF TRANSACTION.
Reg. M-A 1004(a) and (c) through (f)
(a)	The information set forth in the proxy statement under the captions “SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION — QUESTIONS AND ANSWERS” and “PROPOSALS 2 AND3. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Overview of the Reclassification Transaction,” “PROPOSALS 2 AND3. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Background of the Reclassification Transaction,” “ PROPOSALS 2 AND3. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” “ PROPOSALS 2 AND3. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Our Position as to the Fairness of the Reclassification Transaction,” “PROPOSALS 2 AND3. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Purpose and Structure of the Reclassification Transaction,” “PROPOSALS 2 AND3. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Effects of the Reclassification Transaction on First Freedom,” “PROPOSALS 2 AND3. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Effects of the Reclassification Transaction on Shareholders of First Freedom,” “PROPOSALS 2 AND3. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Plans or Proposals,” “PROPOSALS 2 AND3. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Accounting Treatment,” “PROPOSALS 2 AND3. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Material Federal Income Tax Consequences of the Reclassification Transaction,” “DESCRIPTION OF CAPITAL STOCK — Class A Common Stock, Class B Common Stock and Series A Preferred Stock,” and “DESCRIPTION OF CAPITAL STOCK — Class A Common Stock, Class B Common Stock and Series A Preferred Stock to be Issued in the Reclassification Transaction,” is hereby incorporated herein by reference.

(c)	The information set forth in the proxy statement under the caption “SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION — QUESTIONS AND ANSWERS” and “PROPOSALS 2 AND3. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Effects of the Reclassification Transaction on Shareholders of First Freedom” is hereby incorporated herein by reference.

(d)	The information set forth in the proxy statement under the caption “PROPOSALS 2 AND3. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Dissenters’ Rights” is hereby incorporated herein by reference.

(e)	The information set forth in the proxy statement under the caption “PROPOSALS 2 AND3. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation” and “PROPOSALS 2 AND3. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION

TRANSACTION — Our Position as to the Fairness of the Reclassification Transaction” is hereby incorporated herein by reference.
(f)	The information set forth in the proxy statement under the captions “PROPOSALS 2 AND3. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Plans or Proposals,” “PROPOSALS 2 AND3. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Effects of the Reclassification Transaction on Shareholders of First Freedom,” “DESCRIPTION OF CAPITAL STOCK — Class A Common Stock, Class B Common Stock and Series A Preferred Stock” and “DESCRIPTION OF CAPITAL STOCK — Class A Common Stock, Class B Common Stock and Series A Preferred Stock to be Issued in the Reclassification Transaction,” is hereby incorporated herein by reference.
ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
Reg. M-A 1005(a) through (c) and (e)
(a)	The information set forth in the proxy statement under the caption “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS,” is hereby incorporated herein by reference.
(b)-(c)	This information is set forth in the proxy statement under the caption “PROPOSALS 2 AND3. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Background of the Reclassification Transaction” and is incorporated herein by reference.

(e)	Not applicable.
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
Reg. M-A 1006(b) and (c)(1)-(8)
(b)	The information set forth in the proxy statement under the captions “PROPOSALS 2 AND3. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Effects of the Reclassification Transaction on First Freedom,” “PROPOSALS 2 AND3. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Plans or Proposals,” and “PROPOSALS 2 AND3. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Accounting Treatment” is hereby incorporated herein by reference.

(c)	The information set forth in the proxy statement under the captions “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING,” “PROPOSALS 2 AND3. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Background of the Reclassification Transaction,” “PROPOSALS 2 AND3. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation, “ “PROPOSALS 2 AND3. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Effects of the Reclassification Transaction on First Freedom, “ “PROPOSALS 2 AND3. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Plans or Proposals,” and “PROPOSALS 2 AND3. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Effects of the Reclassification Transaction on Shareholders of First Freedom” is hereby incorporated herein by reference.
ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.
Reg. M-A 1013

(a)	The information set forth in the proxy statement under the captions “QUESTIONS AND ANSWERS AND SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION,” “PROPOSALS 2 AND3. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Background of the Reclassification Transaction,” “ PROPOSALS 2 AND3. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” “ PROPOSALS 2 AND3. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Our Position as to the Fairness of the Reclassification Transaction,” and “ PROPOSALS 2 AND3. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Purpose and Structure of the Reclassification Transaction” is hereby incorporated herein by reference.

(d)	The information set forth in the proxy statement under the captions “ PROPOSALS 2 AND3. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Background of the Reclassification Transaction,” “ PROPOSALS 2 AND3. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Effects of the Reclassification Transaction on First Freedom,” “PROPOSALS 2 AND3. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Effects of the Reclassification Transaction on Shareholders of First Freedom,” “PROPOSALS 2 AND3. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Plans or Proposals,” and “PROPOSALS 2 AND3. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Material Federal Income Tax Consequences of the Reclassification Transaction” is hereby incorporated herein by reference.
ITEM 8. FAIRNESS OF THE TRANSACTION
Reg. M-A 1014
(a)-(b)	The information set forth in the proxy statement under the captions “PROPOSALS 2 AND3. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Background of the Reclassification Transaction,” “PROPOSALS 2 AND3. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” and “PROPOSALS 2 AND3. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Our Position as to the Fairness of the Reclassification Transaction” is hereby incorporated herein by reference.

(c)	The information set forth in the proxy statement under the captions “PROPOSALS 2 AND3. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Overview of the Transaction” “PROPOSALS 2 AND3. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Background of the Reclassification Transaction,” and “PROPOSALS 2 AND3. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” and “PROPOSALS 2 AND3. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Our Position as to the Fairness of the Reclassification Transaction” is hereby incorporated herein by reference.

(d)	The information set forth in the proxy statement under the captions “PROPOSALS 2 AND3. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Overview of the Transaction” “PROPOSALS 2 AND3. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Background of the Reclassification Transaction,” and “PROPOSALS 2 AND3. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” and “PROPOSALS 2 AND3. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Our Position as to the Fairness of the Reclassification Transaction” is hereby incorporated herein by reference.

(e)	The information set forth in the proxy statement under the captions “PROPOSALS 2 AND3. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Overview of the Transaction” “PROPOSALS 2 AND3. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Background of the Reclassification Transaction,” and “PROPOSALS 2 AND3. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” and “PROPOSALS 2 AND3. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Our Position as to the Fairness of the Reclassification Transaction” is hereby incorporated herein by reference.

(f)	The information set forth in the proxy statement under the captions “PROPOSALS 2 AND3. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Overview of the Transaction” “PROPOSALS 2 AND3. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Background of the Reclassification Transaction,” and “PROPOSALS 2 AND3. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” and “PROPOSALS 2 AND3. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Our Position as to the Fairness of the Reclassification Transaction” is hereby incorporated herein by reference.
ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.
Reg. M-A 1015
(a)	The information set forth in the proxy statement under the captions “PROPOSALS 2 AND3. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Overview of the Transaction” “PROPOSALS 2 AND3. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Background of the Reclassification Transaction,” “PROPOSALS 2 AND3. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” “PROPOSALS 2 AND3. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Our Position as to the Fairness of the Reclassification Transaction” and “OTHER MATTERS - Reports, Opinions, Appraisals, and Negotiations” is hereby incorporated herein by reference.

(b)	The information set forth in the proxy statement under the captions “PROPOSALS 2 AND3. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Our Position as to the Fairness of the Reclassification Transaction” and “OTHER MATTERS — Reports, Opinions, Appraisals, and Negotiations” is hereby incorporated herein by reference.

(c)	The information set forth in the proxy statement under the captions “PROPOSALS 2 AND3. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Our Position as to the Fairness of the Reclassification Transaction” and “OTHER MATTERS — Reports, Opinions, Appraisals, and Negotiations” is hereby incorporated herein by reference.
ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
Reg. M-A 1007
(a)	The information set forth in the proxy statement under the captions “PROPOSALS 2 AND3. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Background of the Reclassification Transaction,” “PROPOSALS 2 AND3. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Financing of the Reclassification Transaction” and

“PROPOSALS 2 AND3. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Fees and Expenses” is hereby incorporated herein by reference.
(b)	Not applicable.

(c)	The information set forth in the proxy statement under the caption “PROPOSALS 2 AND3. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Fees and Expenses” is hereby incorporated herein by reference.

(d)	Not applicable.
ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
Reg. M-A 1008
(a)	The information set forth in the proxy statement under the captions “PROPOSALS 2 AND3. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Record and Beneficial Ownership of Common Stock” and “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” is hereby incorporated herein by reference.

(b)	The information set forth in the proxy statement under the caption “DESCRIPTION OF CAPITAL STOCK—Transactions Involving Our Securities” is hereby incorporated herein by reference.
ITEM 12. THE SOLICITATION OR RECOMMENDATION.
Reg. M-A 1012(d) and (e)
(d)	The information set forth in the proxy statement under the captions “SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION — QUESTIONS AND ANSWERS,” “PROPOSALS 2 AND3. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Background of the Reclassification Transaction,” “PROPOSALS 2 AND3. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” “PROPOSALS 2 AND3. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Our Position as to the Fairness of the Reclassification Transaction,” and “PROPOSALS 2 AND3. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Interests of Certain Persons in the Reclassification Transaction” is hereby incorporated herein by reference.

(e)	The information set forth in the proxy statement under the captions “PROPOSALS 2 AND3. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Background of the Reclassification Transaction,” “PROPOSALS 2 AND3. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation” and “PROPOSALS 2 AND3. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Our Position as to the Fairness of the Reclassification Transaction” is hereby incorporated herein by reference.
ITEM 13. FINANCIAL STATEMENTS.
Reg. M-A 1010(a) and (b)
(a)	The information set forth in the proxy statement under the captions “SELECTED HISTORICAL FINANCIAL INFORMATION (UNAUDITED)” and “OTHER MATTERS — Information Incorporated by

Reference” is hereby incorporated herein by reference.
(b)	The information set forth in the proxy statement under the caption “UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION” is hereby incorporated herein by reference.
ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
Reg. M-A 1009
(a)-(b)	The information set forth in the proxy statement under the caption “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING” is hereby incorporated by reference.
ITEM 15. ADDITIONAL INFORMATION.
Reg. M-A 1011(b)
(a)	The information set forth in the proxy statement, including all appendices attached thereto, is hereby incorporated herein by reference.
ITEM 16. MATERIAL TO BE FILED AS EXHIBITS.
Reg. M-A 1016
(a)	Definitive Proxy Statement, together with the proxy card.*

(b)	Not applicable.

(c)	Opinion of Financial Advisor dated October 24, 2008.**

(d)	Not applicable.

(e)	Definitive Proxy Statement.*

(f)	Definitive Proxy Statement.*

(g)	Not applicable.

(h)	Not applicable.

*	Incorporated by reference to the Company’s Schedule 14A, filed with the SEC on January 8, 2009.

**	Included at Appendix E to the Company’s Schedule 14A, filed with the SEC on January 8, 2009.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 8, 2009	First Freedom Bancshares, Inc.

/s/ John Lancaster By: John Lancaster
Title: President and Chief Executive Officer

EXHIBIT INDEX

Exhibit
Number	Description
(a)	Definitive Proxy Statement, together with the proxy card.*

(b)	Not applicable.

(c)	Opinion of Financial Advisor dated October 24, 2008.**

(d)	Not applicable.

(e)	Definitive Proxy Statement.*

(f)	Definitive Proxy Statement.*

(g)	Not applicable.

(h)	Not applicable.

*	Incorporated by reference to the Company’s Schedule 14A, filed with the SEC on January 8, 2009.

**	Included at Appendix E to the Company’s Schedule 14A, filed with the SEC on January 8, 2009.